                                                                   Exhibit 12


                       MERCK & CO., INC. AND SUBSIDIARIES

               Computation Of Ratios Of Earnings To Fixed Charges

                         (In millions except ratio data)

                               Nine Months
                                  Ended                                 Years Ended December 31
                              September 30    ---------------------------------------------------------------------------
                                  1999            1998             1997            1996            1995           1994
                             --------------   ------------     ------------     -----------     -----------    ----------
Income Before Taxes             $6,408.1         $8,133.1        $6,462.3         $5,540.8        $4,797.2      $4,415.2

Add:
 One-third of rents                 48.9             56.0            47.0             41.0            28.1          36.0
 Interest expense, net             162.4            150.6            98.2            103.2            60.3          96.0
 Preferred stock dividends          90.3             62.1            49.6             70.0             2.1             -
                                --------         --------        --------         --------        --------      --------
  Earnings                      $6,709.7         $8,401.8        $6,657.1         $5,755.0        $4,887.7      $4,547.2
                                ========         ========        ========         ========        ========      ========

One-third of rents              $   48.9         $   56.0        $   47.0         $   41.0        $   28.1      $   36.0
 Interest expense                  219.3            205.6           129.5            138.6            98.7         124.4
 Preferred stock dividends          90.3             62.1            49.6             70.0             2.1             -
                                --------         --------        --------         --------        --------      --------
  Fixed Charges                 $  358.5         $  323.7        $  226.1         $  249.6        $  128.9      $  160.4
                                ========         ========        ========         ========        ========      ========

Ratio of Earnings
 to Fixed Charges                     19               26              29               23              38            28
                                      ==               ==              ==               ==              ==            ==


For purposes of computing these ratios, "earnings" consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, and dividends on preferred stock of subsidiary companies. "Fixed charges" consist of one-third of rents, interest expense as reported in the Company's consolidated financial statements and dividends on preferred stock of subsidiary companies.